Exhibit 12.7
Illinois Power Company Computation Of Ratio Of Earnings To Fixed Charges And Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2000	2001	2002	2003	2004 (1)

Net Income	$136,656	$168,473	$162,989	$121,701	$137,538
Add- Extraordinary items net of tax	-	-	-	-	-
Net income from continuing operations	136,656	168,473	162,989	121,701	137,538

Taxes based on income	83,296	117,221	104,209	76,023	87,591

Net income before income taxes	219,952	285,694	267,198	197,724	225,129

Add- fixed charges:
Interest on long term debt	115,329	104,861	94,738	146,045	112,616
Other interest	-	-	-	-	-
Estimated interest cost within rental expense	3,285	2,250	2,442	1,895	1,696
Amortization of net debt premium, discount,
expenses and losses	23,795	18,638	18,135	17,751	18,772

Total fixed charges	142,409	125,749	115,315	165,691	133,084

Earnings available for fixed charges	$362,361	$411,443	$382,513	$363,415	$358,213

Ratio of earnings to fixed charges	2.54	3.27	3.31	2.19	2.69

Earnings required for preferred dividends:
Preferred stock dividends	1,721	2,294	2,294	2,294	2,294
Adjustment to pre-tax basis	1,050	1,597	1,466	1,434	1,461
	2,771	3,891	3,760	3,728	3,755

Fixed charges plus preferred stock dividend
requirements	$145,180	$129,640	$119,075	$169,419	$136,839

Ratio of earnings to fixed charges plus
preferred stock dividend requirements	2.49	3.17	3.21	2.14	2.61

(1) Ameren Corporation purchased Illinois Power Company on September 30, 2004, amounts include combined predecessor and successor financial information.